SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 16, 2015

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 5252007, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

R.V.B. Holdings Ltd. (the “Company”) hereby announces that on March 12, 2015, the Company has received a letter (the “Letter”) from its major shareholder, Greenstone Industries Ltd. (the “Greenstone”), stating that the Company has due debt to Greenstone in the amount of  approximately NIS 2,814 thousands. Since the Company, according to the Letter, is unable to repay its debt to Greenstone and is insolvent and due to the Company’s current state of business, there is no rationale in the continuance of the Company’s operation. Therefore, Greenstone intends to file a petition to liquidate the Company and to appoint a temporary liquidator to the Company. Greenstone demanded that the Company avoid any disposition of the Company’s assets and any action which may lead to a change in the Company’s operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By: /s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: March 16, 2015